Exhibit 99.1

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433
________________________________

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 27, 2019
________________________

Dear Sol-Gel Technologies Ltd. Shareholders:

We cordially invite you to attend an Annual Meeting of Shareholders, or the Meeting, of Sol-Gel Technologies Ltd., or the Company, to be held at 5:00 pm (Israel time) on Thursday, June 27, 2019, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

The Meeting is being called for the following purposes:

(1)
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2019 and for an additional period until the following annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2018;

(2)
To approve the re-election of Ms. Yaffa Krindel-Sieradzki, Mr. Shmuel Ben Zvi and Mr. Jonathan B. Siegel as Class I directors to the board of directors of the Company (the "Board of Directors"), each for an additional three-year term until the annual general meeting to be held in 2022;

(3)
To approve compensation for Mr. Jonathan B. Siegel, an independent director of the Company, and for all our future external directors and other independent directors in accordance with the requirements of the Companies Law;

(4)	To approve the annual cash bonus plan for 2019 for Dr. Alon Seri-Levy, the Company's chief executive officer; and
(5)	To approve the redemption of certain accrued but unused vacation days by Dr. Alon Seri-Levy, the Company's chief executive officer.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2018.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Our Board of Directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, May 20, 2019 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. ("Broadridge") or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. Proxies may also be executed electronically via www.proxyvote.com by utilizing the control number sent to you. Shareholders who hold their shares in street name may be able to utilize the control number sent to them to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.sol-gel.com/.

Sol-Gel Technologies Ltd.

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433

__________________________

PROXY STATEMENT
__________________________

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Sol-Gel Technologies Ltd., which we refer to as Sol-Gel or the Company, to be voted at an Annual Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual Meeting of Shareholders. The Meeting will be held at 5:00 pm (Israel time) on Thursday, June 27, 2019, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

This Proxy Statement, the attached Notice of Annual Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about Wednesday, May 22, 2019 to holders of Sol-Gel ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Monday, May 20, 2019, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2019 and for an additional period until the following annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2018;

(2)
To approve the re-election of Ms. Yaffa Krindel-Sieradzki, Mr. Shmuel Ben Zvi and Mr. Jonathan B. Siegel as Class I directors to the board of directors of the Company (the "Board of Directors"), each for an additional three-year term until the annual general meeting to be held in 2022;

(3)
To approve compensation for Mr. Jonathan B. Siegel, an independent director of the Company, and for all our future external directors and other independent directors in accordance with the requirements of the Companies Law;

(4)	To approve the annual cash bonus plan for 2019 for Dr. Alon Seri-Levy, the Company's chief executive officer; and
(5)	To approve the redemption of certain accrued but unused vacation days by Dr. Alon Seri-Levy, the Company's chief executive officer.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2018.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On Wednesday, May 15, 2019, we had 18,949,968 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Monday, May 20, 2019, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing thirty three and one-third (33.33%) or more of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Board of Directors (which may be earlier or later than said time). At such adjourned meeting the presence of any number of shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum for the business which the original Annual Meeting was called.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of Proposals 4 and 5 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of each of the proposals, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of each of the proposals, is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company. A personal interest excludes a personal interest that does not derive from relationship with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on each of the proposals; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder or has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 4 and 5, as the case may be. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on either proposal, you should indicate the existence of a personal interest on the enclosed proxy card or on the voting instruction form (if applicable) and should furthermore contact our Corporate Controller, Eyal Ben-Or, at +972-8-931-3437 or Eyal.Ben-Or@sol-gel.com, who will advise you as to how to submit your vote for that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our Corporate Controller on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you. The form of proxy card that has been sent to you can be completed, signed and returned in the envelope that was enclosed with it, or executed electronically via www.proxyvote.com by utilizing the control number sent to you.  This provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel, or Broadridge receives it in the enclosed envelope, not later than 5:00 pm (Israel time) on Tuesday, June 25, 2019 or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions provided by your broker, trustee or nominee to direct them how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 5:00 pm (Israel time) on Tuesday, June 25, 2019 (or such other deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares may be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing and/or contact the Company if you are a controlling shareholder or have a personal interest in the approval of Proposals 4 or 5, respectively. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, May 20, 2019. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Monday, May 20, 2019, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about Wednesday, May 22, 2019. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.  In addition, we have retained The Proxy Advisory Group, LLC to assist in the solicitation of proxies.

Voting Results

The final voting results will be tallied by the Company’s Corporate Controller based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.sol-gel.com/. The contents of that website are not a part of this Proxy Statement.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors or a committee of the Board of Directors if such determination was delegated to a committee, is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of The NASDAQ Stock Market (“Nasdaq”) require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditors.

At the Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's auditors for the year ending December 31, 2019 and for an additional period until the next annual general meeting. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that the following resolution be adopted at the Meeting:

 “RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the independent auditors of the Company for the year 2019 and for an additional period until the next annual general meeting.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board of Directors and audit committee recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 2

RE-ELECTION OF MS. YAFFA KRINDEL-SIERADZKI, DR. SHMUEL BEN ZVI AND
MR. JONATHAN B. SIEGAL AS CLASS I DIRECTORS

According to the Articles, the Company's non-external directors are divided into three classes with staggered three-year terms.  Each class consists, as nearly equal in number as practicable, of one-third of the total number of directors constituting the entire Board (other than the external directors). The term of one class of directors expires at each annual general meeting, at which each of the successors elected to replace the directors of the class whose term expired at such annual general meeting shall be elected to hold office until the third annual general meeting next succeeding his or her election and until his or her respective successor has been elected and qualified.

At the Meeting, the terms of three of the Company’s Class I directors, Ms. Yaffa Krindel-Sieradzki, Dr. Shmuel Ben Zvi and Mr. Jonathan B. Siegel, expire, and the Board of Directors has nominated each of Ms. Yaffa Krindel-Sieradzki, Dr. Shmuel Ben Zvi and Mr. Jonathan B. Siegel to be re-elected as a director for an additional three-year term.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of each of the nominees to hold office until the 2022 annual general meeting, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Ms. Yaffa Krindel-Sieradzki, Dr. Shmuel Ben Zvi and Mr. Jonathan B. Siegel has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Position
Yaffa Krindel-Sieradzki	65	Director
Shmuel Ben Zvi	59	Director
Jonathan B. Siegel	46	Director

Ms. Yaffa Krindel-Sieradzki became a member of our Board of Directors on February 23, 2018. Ms. Krindel-Sieradzki currently serves on the board of Itamar Medical Ltd., a medical device company publicly traded on the Tel Aviv Stock Exchange ("TASE"), BGN Technologies Ltd., the technology transfer company of Ben Gurion University, and two medical device start-up companies, and has served on the board directors of numerous companies publicly traded on Nasdaq. From 1997 until 2007, Ms. Krindel-Sieradzki served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, Ms. Krindel-Sieradzki served from 1992 to 1996 as CFO and VP Finance of Lannet Data Communications Ltd., an Israeli telecommunications company publicly traded on Nasdaq which is now part of Avaya Inc. From 1993 to 1997, she served as CFO and later as director of BreezeCOM Ltd., an Israeli telecommunications company which traded on Nasdaq and TASE. Ms. Krindel-Sieradzki has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

Dr. Shmuel (Muli) Ben Zvi became a member of our Board of Directors on January 31, 2018. Dr. Ben Zvi is currently a board member and member of the audit, risk management and strategy committees at Bank Leumi. From 2004 to 2014, Dr. Ben Zvi held various managerial positions at Teva Pharmaceuticals Industries Ltd., including Vice President of Finance and Vice President of Strategy. From 2000 to 2004, Dr. Ben Zvi was the financial advisor to the Chief of General Staff of the Israel Defense Forces and head of the Defense Ministry budget department. Dr. Ben Zvi holds a Ph.D. in economics from Tel-Aviv University, Israel and participated in the Harvard Business School Advanced Management Program (AMP).

Jonathan B. Siegel became a member of our Board of Directors on September 12, 2018. Mr. Siegel is the founder and CEO of JBS Healthcare Ventures. Previously, he was a partner and healthcare sector head at Kingdon Capital Management. Prior to joining Kingdon, Mr. Siegel was a healthcare portfolio manager at SAC Capital Advisors; an associate director of pharmaceutical and specialty pharmaceutical research at Bear, Stearns & Co.; a pharmaceuticals research associate at Dresdner Kleinwort Wasserstein and a consultant to the Life Sciences Division of Computer Sciences Corporation. Mr. Siegel has worked as a research associate at the Novartis Center for Immunobiology at Harvard Medical School and as a research assistant at Tufts University School of Medicine. He is also a director at Jaguar Health, Inc., a Nasdaq listed company. Mr. Siegel received a BS in Psychology from Tufts University in 1995 and an MBA from Columbia Business School on 1999.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Ms. Yaffa Krindel-Sieradzki, Dr. Shmuel Ben Zvi and Mr. Jonathan B. Siegel be, and each of them hereby is, elected to hold office as a director of the Company for an additional three-year term until the annual general meeting to be held in 2022.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 3

APPROVAL OF COMPENSATION FOR MR. JONATHAN B. SIEGEL, AN
INDEPENDENT DIRECTOR OF THE COMPANY AND FOR ALL OUR FUTURE
EXTERNAL DIRECTORS AND OTHER INDEPENDENT DIRECTORS

At the Special General Meeting on March 22, 2018, our shareholders approved the following compensation for all our external directors under the Companies Law and all our other independent directors under the Nasdaq Listing Rules:  (i) $35,000 annually in cash; (ii) $5,000 annually in cash for service on each of the audit committee and/or compensation committee (as the case may be) and (iii) $10,000 annually in cash for service as chairman of the audit committee and/or compensation committee (as the case may be), which includes amounts payable under clause (ii) (all cash amounts to be paid quarterly).  All such amounts listed above shall be paid in U.S. dollars or the NIS equivalent.

The annual fees referred to above are intended to be a fixed-fee and shall be paid on a quarterly basis. There is no limit regarding the number and/or hours of meetings, and it includes all meetings of the Board and any Board committees.

In addition, our shareholders approved a grant to our external directors and our other independent directors of 11,500 Restricted Share Units ("RSU's") for the first three years of their service as a director, with a three-year vesting, one-third of the RSU's to vest after each year (if they continue to serve as directors), and otherwise in accordance with the Company's 2014 Share Incentive Plan.

Our compensation committee and Board of Directors recommend to grant the same compensation to Mr. Jonathan B. Siegel, an independent director of the Company, as is currently provided to all our external directors and all our other independent directors, as described above.  The proposal includes the payment of the cash compensation described above from the date of his appointment as an independent director on September 12, 2018. If approved by shareholders, vesting of Mr. Seigel’s RSU’s would begin on September 12, 2018.

As part of the proposal, the shareholders are being asked to approve the grant of the cash compensation described above and the grant of 11,500 RSU's described above for each three-year term also to all our future external directors under the Companies Law and all our other independent directors under the Nasdaq Listing Rules.

The compensation provided to our external directors and our other independent directors is in accordance with our compensation policy and in accordance with the regulations promulgated under the Companies Law. In addition, such compensation was determined by our Board of Directors after consultation with an independent compensation consultancy firm which provided compensation benchmarks for comparable companies traded on Nasdaq.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation of Mr. Jonathan B. Siegel, as an independent director of the Company, and for all our future external directors and other independent directors as described in the Proxy Statement.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board and the compensation committee recommend that the shareholders vote “FOR” the proposed resolution.

 PROPOSAL NO. 4

 APPROVAL OF ANNUAL CASH BONUS PLAN FOR 2019 FOR DR. ALON SERI-LEVY
OUR CHIEF EXECUTIVE OFFICER

Annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for the achievement of the Company’s business and financial goals through team work and collaboration.

Consistent with the Company’s compensation policy and subject to the limitations set forth therein, the Company may determine with respect to each year, target and maximum annual cash bonuses as well as the related objectives and related weights, including applicable thresholds and the formula for calculating the annual cash bonuses to be granted to the Company’s chief executive officer. The compensation committee and the Board have approved, and are recommending that the shareholders approve, the following annual cash bonus plan for 2019 for Dr. Alon Seri-Levy, the Company’s chief executive officer.

Eligibility

Dr. Seri-Levy would be eligible to receive the annual cash bonus for the year 2019, without the need for further shareholder approval, subject to the following: (i) continuous employment of Dr. Seri-Levy at the Company through December 31, 2019; (ii) achievement of the Company objectives described below; (iii) all other terms of the bonus plan as set forth below; and (iv) the limitations of the compensation policy and applicable law.

Company Objectives

The compensation committee and the Board determined certain clinical and regulatory quantifiable performance indicators as the Company’s goals for 2019 (the "Company's 2019 Objectives"). Similar to the terms of the cash bonus plan approved by the compensation committee and the Board for other officers of the Company for 2019, Dr. Seri-Levy shall not be entitled to any annual cash bonus for 2019 in the event that less than all of the Company's 2019 Objectives have been achieved by December 31, 2019.

Target Annual Cash Bonus

The target annual bonus for Dr. Seri-Levy, which is the annual cash bonus amount that Dr. Seri-Levy will be entitled to receive upon achievement of all (but not less than all) of the Company's 2019 Objectives as described under "Calculation of Bonus" below, will be up to six monthly salaries (the "Target Bonus"). Dr. Seri-Levy's monthly salary is NIS 90,000.

Calculation of Bonus

The total amount to be paid to Dr. Seri-Levy, out of the Target Bonus, shall be calculated as follows:

•	80% of the Target Bonus shall be paid upon achievement of the Company's 2019 Objectives.

•
20% of the Target Bonus shall be paid at the recommendation of the Chairman of the Board and approval of the compensation committee and board of directors at their discretion taking into account his performance for the year. It is clarified that no Target Bonus shall be paid unless all of the Company's 2019 Objectives are met.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the annual cash bonus plan for Dr. Seri-Levy, the Company’s chief executive officer, as described in the Proxy Statement.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.  In addition, the approval of the proposal requires that either of the following two voting requirements be met:

●
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The Board and the compensation committee recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 5

APPROVAL FOR REDEMPTION OF CERTAIN ACCRUED BUT UNUSED VACATION
DAYS BY DR. ALON SERI-LEVY, THE COMPANY’S CHIEF EXECUTIVE OFFICER

Dr. Seri-Levy co-founded the Company and has served as its chief executive officer since its incorporation in 1997 until today. Due to his heavy workload, Dr. Seri-Levy has been unable to utilize all of his vacation time during this period.

Our Board of Directors recommends that Dr. Seri-Levy be permitted to redeem for cash 51 accrued but unused vacation days (out of a total of 72 vacation days of Mr. Seri-Levy that were accrued but unused as of January 28, 2019). The Board of Directors believes that a redemption of Dr. Seri-Levy’s accrued but unused vacation time is warranted at this time in light of his long service to the Company.

The one-time cash payment to Dr. Seri-Levy for the vacation days would be based on his current salary, and would be equal to $57,208.

Approval of this proposal will be deemed as an amendment to Dr. Seri-Levy’s employment agreement which provides that Dr. Seri-Levy is entitled to 24 vacation days a year which may be carried over for a two-year period.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the redemption of certain accrued but unused vacation days by Dr. Alon Seri-Levy, the Company's chief executive officer, as described in the Proxy Statement.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.  In addition, the approval of the proposal requires that either of the following two voting requirements be met:

●
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The Board and the compensation committee recommend that the shareholders vote “FOR” the proposed resolution.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company’s annual report on Form 20-F, filed with the SEC on March 21, 2019, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.sol-gel.com.

 The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Ness Ziona, Israel

May 22, 2019

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to Sol-Gel Technologies Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: ________________________	Signature: ______________________

Date: ________________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.